UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

FORM 10-Q

For Period Ended: September 30, 2003 SEC FILE Number 000-32261

PART I—REGISTRANT INFORMATION

ATP Oil & Gas Corporation

Full Name of Registrant

Former Name if Applicable

4600 Post Oak Place, Suite 200

Houston, Texas 77027

(Address of principal executive offices)

(City, State and Zip Code)

PART II—RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b- 25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒  Yes

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10Q, or portion thereof will filed on or before the fifth calendar day following the prescribed due date; ☒  Yes

(c) The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable ☒  N/A

PART III—NARRATIVE

On November 14, 2003, ATP Oil & Gas Corporation (the “Company”) was in final discussions with its lenders with respect to an amendment to its senior credit agreement and on November 17, 2003 the Company executed such amendment. Key terms of the amendment include 1) the addition of the Company’s oil and gas properties in the U.K. sector of the North Sea as additional secured properties, 2) the agreement to establish a revolving credit facility not exceeding $15,000,000 on terms to be mutually agreed to by the parties of the senior credit agreement, 3) the revision of certain financial covenants including the current ratio and EBITDA levels, as such terms are defined in our senior credit agreement, for future periods and 4) the waiver of events of non-compliance with respect to our current ratio, EBITDA levels at September 30, 2003 and the requirement to perfect the pledge of 65% of the stock each foreign subsidiary by August 31, 2003. The terms of the amendment materially impact the disclosures in the Company’s Form 10-Q for the quarter ended September 30, 2003. Given the impact on the Company’s disclosures contained in the Form 10-Q for such fiscal quarter and the date the amendment was executed, the Company was unable to file its Form 10-Q on November 14, 2003 without unreasonable effort or expense. The Company therefore delayed the filing of its Form 10-Q, but expects to file the Form 10-Q, which will reflect the terms of the amendment, no later than November 19, 2003.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Albert L. Reese, Jr. (713) 622-3311

(Name) (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes     ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATP Oil & Gas Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to the signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2003	By:	/s/ Albert L. Reese, Jr.

Albert L. Reese, Jr.
Senior Vice President and Chief
Financial Officer